UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)


                     Transport Corporation of America, Inc.
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                                (Name of Issuer)
                          Common Stock, $.01 par value
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                         (Title of Class of Securities)
                                   89385P 10 2
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                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                    [ ]     Rule 13d-1(b)
                                    [X]     Rule 13d-1(c)
                                    [ ]     Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures proved in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------- -------------------------------
CUSIP No.                 89385P 10 2
---------------- -------------------------------

-------- ----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  William I. Hagen

-------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                  (b) [ ]

-------- ----------------------------------------------------------------------
3        SEC USE ONLY


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4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

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---------------------------- ------- ------------------------------------------
                             5       SOLE VOTING POWER          530,781
                             ------- ------------------------------------------
         NUMBER OF
          SHARES             6       SHARED VOTING POWER        0
                             ------- ------------------------------------------
       BENEFICIALLY
         OWNED BY            7       SOLE DISPOSITIVE POWER     530,781
                             ------- ------------------------------------------
      EACH REPORTING
        PERSON WITH          8       SHARED DISPOSITIVE POWER            0

---------------------------- ------- ------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           530,781

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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                               [ ]

                  N/A

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.7%

-------- ----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

                  IN

-------- ----------------------------------------------------------------------

                                  SCHEDULE 13G

ITEM 1.

         (a)      Name of Issuer

                           Transport Corporation of America, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                           1769 Yankee Doodle Road
                           Eagan, MN  55121

ITEM 2.

         (a)      Name of Persons Filing*

         (b)      Address of Principal Business Office or, if none, Residence

                           Roseau Diesel Service, Inc.
                           112 - 2nd Street S.W.
                           P. O. Box 357
                           Roseau, MN  56751

         (c)      Citizenship

                           U.S.A.

         (d)      Title of Class of Securities

                           Common Stock, $.01 par value

         (e)      CUSIP Number*

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

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* Incorporated by reference to cover page.

ITEM 4.  OWNERSHIP

         (a)      Amount Beneficially Owned*

         (b)      Percent of Class*

         (c)      Number of shares as to which such person has:*

                  (i)   sole power to vote or direct the vote
                  (ii)  shared power to vote or to direct the vote
                  (iii) sole power to dispose or to direct the
                        disposition of
                  (iv) shared power to dispose or to direct the disposition of

                  The shares are held of record as follows:

                  499,922 held by William I. Hagen

                  30,859 shares held by the William M. Hagen Trust U/A 04/15/98. William I. Hagen is sole Trustee of the Trust and holds both voting power and dispositive power over the shares


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         William M. Hagen, the beneficiary of the William M. Hagen Trust, has the right to receive dividends from, and the proceeds of sale of, the 30,859 shares held of record by the Trust. See response to Item 4(c), above. William M. Hagen is the son of William I. Hagen.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable


-----------------------------
* Incorporated by reference to cover page.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATION

         The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         The undersigned, after reasonable inquiry and to the best of knowledge and belief of such undersigned, hereby certifies that the information set forth in this statement is true, complete and correct.


July 1, 1998                                 /S/ William Hagen
-----------------------                     -----------------------------------
Date                                                 William I. Hagen